UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SERVOTRONICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-07109	16-0837866
(State of Incorporation)	(Commission File Number)	(IRS FEIN)

1110 Maple Street
Elma, New York 14059-0300
(Address of principal executive offices)

Lisa F. Bencel, 716-655-5990
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This specialized disclosure report on Form SD of Servotronics, Inc. is for calendar year 2019 and has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Throughout this report, “Servotronics”, “we”, “us” or “our” means Servotronics, Inc. and its consolidated subsidiaries.

Servotronics adopted the following policy statement with respect to conflict minerals.

Servotronics, Inc. and its subsidiaries (“Servotronics”) support ending the violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region”, currently comprised of an area located in the eastern portion of the Democratic Republic of the Congo (DRC) and the surrounding countries. Some mining operations in the DRC have been linked to poor labor and environmental practices, and there is evidence that some mining and transportation of minerals in the DRC are funding conflict in the country by funding illegal armed groups. As part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), the United States Securities and Exchange Commission (SEC) passed regulations which requires U.S. companies to report on the origin of these conflict minerals including tin, tantalum, tungsten and gold.

Servotronics is committed to ethical practices and compliance with all applicable laws and regulations. While we do not source these metals directly, they may exist in the materials and components we source. We are therefore committed to working with our customers and suppliers to responsibly source the materials and components we use in manufacturing our products. To comply with the SEC reporting regulations relating to conflict minerals, we have either obtained, or are in the process of obtaining, all pertinent information from our current suppliers concerning the origin of the metals that are used in the manufacture of our products. Based upon the information provided by our supply chain, Servotronics does not knowingly make use of metals sourced from the Conflict Region in our products.

All current and future suppliers of metals deemed conflict minerals under applicable law that are used in the manufacture of our products must demonstrate that they understand the laws governing conflict minerals, including Section 1502 of the Dodd-Frank Act and applicable SEC regulations, and will not knowingly procure specified metals that originate from the Conflict Region. Suppliers who are non-compliant to these requirements shall be reviewed by our purchasing managers for future business.

To put this commitment into action, we first conducted a detailed review of our purchases of materials necessary to the functionality of our products that we manufactured in 2019 to determine whether we purchase any conflict minerals. For purposes of this item, Conflict mineral means:

•	tin, tantalum, tungsten and gold (“3TGs”); or
•	Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Servotronics is composed of two groups – the Advanced Technology Group (ATG) and the Consumer Products Group (CPG). The ATG primarily designs, develops and manufactures servo controls and other components for various commercial and government applications (i.e., aircraft, jet engines, missiles, manufacturing equipment, etc.). The CPG designs and manufactures cutlery, bayonets, pocket knives, machetes and combat, survival, sporting, agricultural knives and other edged products for both commercial and government applications.

Servotronics’ management together with members of its purchasing and production teams worked to identify materials or components that may contain 3TGs. Based on an analysis of the information we gathered, we did not identify any conflict minerals that are necessary to the functionality or production of CPG products. With respect to the ATG segment, we identified a total of only four necessary components that we purchased that contained 3TGs (each a “Covered Component”): connector pins (gold), carbide balls (tungsten), solder (tin) and carbide feedback wire (tungsten). No other necessary 3TGs were identified in this evaluation.

Reasonable Country of Origin Inquiry

The fact that the ATG segment purchased materials containing 3TGs that were necessary for the functionality of products manufactured in 2019 required that we conduct a reasonable country of origin inquiry (RCOI) with respect to these materials. Servotronics’ management together with other employees from relevant functions such as, purchasing, accounting and information technology worked to identify suppliers of the Covered Components. We sent letters to our direct suppliers, explaining the rule and soliciting survey responses from relevant suppliers of components of our products. As part of our due diligence we reviewed responses that we received from our suppliers and followed up on inconsistent, incomplete, and inaccurate responses and also called and sent reminders to suppliers who did not respond to our requests for information.

Conclusion

Based on our evaluation of our purchased materials and the RCOI performed with respect to the Covered Components described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2019 may have originated in the Democratic Republic of the Congo or an adjoining country.

The Conflict Minerals Disclosure for the calendar year ended December 31, 2019 is available at www.servotronics.com. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2020

SERVOTRONICS, INC.

By:	/s/ Lisa F. Bencel
Lisa F. Bencel
Chief Financial Officer